Mail Stop 3561

January 24, 2007

Mr. Andrew Wallace
Chief Executive Officer
Solar Energy Limited
145-925 West Georgia Street
Vancouver, British Columbia V6C 3L2
Canada

> Re: Solar Energy Limited
> Form 10-KSB/A for the Fiscal Year Ended December 31, 2004
> Filed May 16, 2005
> Form 10-QSB for the Quarterly Period Ended September 30, 2005
> Filed November 21, 2005
> Form 10-KSB for the Fiscal Year Ended December 31, 2005
> Filed April 17, 2006
> File No. 1-14791

Dear Mr. Wallace:

We have reviewed your response letter dated August 30, 2006 and have the following comments. We have limited our review only to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanations. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-KSB for Fiscal Year Ended December 31, 2005

Item 8A. Controls and Procedures, page 22

(a) Evaluation of Disclosure Controls and Procedures, page 22

1.   We note that you have disclosed two different conclusions as to your officer's evaluation of the effectiveness of disclosure controls and procedures. In future filings, please ensure that you disclose your officer's conclusions as of the date of the filing of your report as to the effectiveness of your disclosure controls and procedures in place as of the end of the period covered by the report you are filing.

Form 10-QSB for the Quarterly Period Ended September 30, 2006

Notes to the Consolidated Financial Statements, page 8

Note 6 – Debenture Payable, page 14

2.   Please tell us what consideration you gave, if any, to bifurcating the embedded conversion feature of your convertible debt. It appears that since the conversion feature is convertible into either common shares or CO_2 Tonnes, that it would not qualify for the paragraph 11(a) scope exception of SFAS 133. Consequently, it appears that the embedded conversion feature should be accounted for as a derivative at fair value with changes in fair value recorded in earnings.

Controls and Procedures, page 23

a) Evaluation of disclosure controls and procedures, page 26

3.   We note that your officers have concluded that disclosure controls and procedures were effective as of September 30, 2006 and we further note that you have disclosed that there were no changes in the Company's internal control over financial reporting during the quarter. In this regard, we note that similar disclosure was made in your Form 10-QSB for the quarterly period ended June 30, 2006. Please tell us what changes were made to disclosure controls and procedures to allow management to conclude as to the effectiveness of your disclosure controls and procedures in light of the your disclosure in your amended Form 10-KSB for the year ended December 31, 2005 which indicated that changes would be made to safeguard against future errors in financial disclosure.

Exhibit 31

4.   We note the identification of the certifying individual at the beginning of the certification required by Exchange Act Rule 13a-14(a) also includes the title(s) of the certifying individual. In future filings, the identification of the certifying individual at the beginning of the certification should be revised so as not to include the individual's title(s).

5.   We note the reference to "this Quarterly Report on Form 10-QSB " in paragraph one of your certification. In future filings, please avoid referring to your report as anything other than "report".

6.   In future filings, please replace the word "Registrant" in paragraph one with "Solar Energy Limited".

7.   In future filings, please replace the word "Registrant" in paragraphs three, four, and five with "small business issuer".

* * * * *

   Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your responses to our comments.

   You may contact Scott Ruggiero at (202) 551-3331 if you have questions regarding this comment on the financial statements and related matters. Please contact me at (202) 551-3716 with any other questions.

Sincerely,

William Choi
Branch Chief